ESPERANZA SILVER CORPORATION

9th Floor, 570 Granville Street, Vancouver, B.C. V6C 3P1

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and a Special General Meeting of the shareholders of Esperanza Silver Corporation (the “Company”) will be held at the 9th Floor, 570 Granville Street, Vancouver, B.C., on Thursday, June 2, 2005, at 10:00 a.m. (local time), for the following purposes:

1.

To receive and consider the Report of the Directors.

2.

To receive and consider the audited financial statements of the Company for the year ended December 31, 2004 together with the auditor’s report thereon.

3.

To appoint an auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

4.

To fix the number of directors for the ensuing year at five.

5.

To elect directors for the ensuing year.

6.

To approve (only disinterested shareholders being entitled to vote) any reduction of the exercise price of stock options held by current or future insiders of the Company, in accordance with the policies, and subject to the approval, of the TSX Venture Exchange, which amended stock options shall be exercisable without further shareholder approval.

7.

To ratify and approve the Company’s Stock Option Plan and to authorize the directors to make such changes to the Plan as may be required by the securities regulatory authorities without further shareholder approval.

8.

To consider and, if thought fit, to approve special resolutions:

a.

removing the application of the Pre-existing Company Provisions, as defined in the Business Corporations Act (British Columbia);

a.

increasing the number of common shares without par value of the Company to an unlimited number of common shares; and

b.

replacing the existing Articles of the Company in their entirety with a new form of Articles,

all as more particularly described in the accompanying Information Circular.

9.

To transact such other business as may properly come before the Meeting.

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The Board of Directors has fixed April 22, 2005 as a Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting.  Shareholders unable to attend the Meeting in person are requested to read the enclosed Information Circular and Proxy and then complete and deposit the Proxy in accordance with its instructions.  Unregistered shareholders must deliver their completed proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

DATED at Vancouver, British Columbia this 22nd day of April, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed:  “Kim C. Casswell”

Kim C. Casswell

Corporate Secretary

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